Burnet,
Duckworth
& Palmer LLP
Law Firm

04035741

Reply to: Keith A. Greenfield
Direct Phone: **(403) 260-0309**
Direct Fax: **(403) 260-0330**
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: **(403) 260-0119**
Our File: 58383-3

Via Courier

July 21, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of the Company's press release issued July 20, 2004. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

KEITH A. GREENFIELD

KAG\lr
Enclosure

cc: Peter Scott
Rock Energy Inc.

PROCESSED
JUL 27 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 22 2004
WASH. D.C.
208

dlw 7/26

G:\058383\0003\Letter to Sec and Exch Comm 02.doc

Rock Energy to Trade on TSX beginning July 21, 2004

July 20, 2004

CALGARY, ALBERTA: Rock Energy Inc. (TSX-VEN:RE) is pleased to announce that it will begin trading on TSX effective at the opening July 21, 2004. Concurrent with this move Rock's shares will no longer trade on the TSX Venture Exchange. Rock's shares will continue trade under the same symbol: RE.

The successful listing on TSX represents another step in the evolution of Rock as junior oil and gas company. Rock currently has producing operations at Medicine River in central Alberta, approximately 8,500 net undeveloped acres in Alberta and Saskatchewan, positive working capital at March 31, 2004 of $16 million and over $35 million of tax pools.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO or
(403) 218-4380

Peter Scott
Vice President, Finance & CFO
(403) 218-4380

The TSX or TSX Venture Exchange have neither approved nor disapproved the contents of this press release.